July 3, 2018

Eric D. Tanzberger
Chief Financial Officer
Service Corporation International
1929 Allen Parkway
Houston, Texas 77019

       Re: Service Corporation International
           Form 10-K for the Year ended December 31, 2017
           Filed February 14, 2018
           Form 10-Q for the Quarter ended March 31, 2018
           Filed April 26, 2018
           File no. 001-06402

Dear Mr. Tanzberger:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q For The Quarterly Period Ended March 31, 2018

Income Statement, page 5

1. State separately on the face of your income statement net sales of tangible products and revenues from services, pursuant to 5-03(b)1 of Regulation S-X. Similarly, you should state separately cost of tangible goods sold and cost of services, pursuant to 5-
      03(b)2 of Regulation S-X.
2. Summary of Significant Accounting Policies
Funeral and Cemetery Operations, page 10

2. Please explain to us your consideration of the guidance in ASC 606-10-55-36 - 55-40
 Eric D. Tanzberger
FirstName LastNameEric D. Tanzberger
Service Corporation International
Comapany NameService Corporation International
July 3, 2018
July 3, 2018 Page 2
Page 2
FirstName LastName
         when determining whether you are acting as a principle or as an agent when providing travel protection, certain memorialization merchandise, and personalized marker merchandise.
3. Please help us to understand the nature of your funeral and cemetery performance obligations. Tell us what merchandise and services you have combined with others for the purpose of determining your performance obligations and which merchandise and services you have treated as a separate performance obligation.
4. With a view towards expanded policy disclosure, please explain to us how you determine total consideration on price guaranteed preneed contracts.
Accounting Standards Adopted in 2018
Revenue Recognition, page 12

5. Regarding your insurance funded preneed contracts, please tell us if the beneficiary has committed to assign the benefits of the policy to you at the time of need. Also, please tell us if you transfer any merchandise or services prior to the time of need.



9. Commitments and Contingencies
Litigation and Regulatory Matters, page 23

6. We note with respect to each of the disclosed contingent liabilities you state that you cannot quantify your "ultimate liability". Refer to ASC 450-20-50-4 and note that you are required to disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please comply with this guidance and for each material matter supplementally:
           explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure;
           describe the specific factors that are causing the inability to estimate and tell us when you expect those factors will be alleviated; and with respect to unclaimed funds subject to possible escheatment, tell us if you have
             systems and controls in place that allow for the identification and quantification of such funds.



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding
 Eric D. Tanzberger
Service Corporation International
July 3, 2018
Page 3

comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

FirstName LastNameEric D. Tanzberger
Comapany NameService Corporation International
                                                         Division of
Corporation Finance
July 3, 2018 Page 3                                      Office of
Telecommunications
FirstName LastName